China Housing & Land Development, Inc.

1008 Liuxue Road, Baqiao District

 Xi’an, Shaanxi Province

 China 710038

July 8, 2013

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	China Housing & Land Development, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 30, 2012

File No. 1-34065

Dear Mr. O’Brien:

On behalf of China Housing & Land Development, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated 24 May, 2013 (the “Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “10-K”). Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendments to the 10-K as necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2012

Assets held for sale, page 35

1.	As previously requested in comment 3 from our letter dated January 15, 2013, as it relates to your Tsining JunJing Garden property, in your amended filing please disclose that based on the RMB 2.9 million of net cash receipts in 2011, it will take you over 25 years to recover the RMB 74 million carrying value of the asset.

Response:

The Company respectfully advises the Staff that we believe this disclosure is not material to our MD&A and therefore request that we include this disclosure in our future filings only.

Cash Flow Discussion, page 40

2.	In response to comment 10 from our letter dated January 15, 2013, you discussed the change in the ratio of receivables to sales but you don’t quantify the ratio for each period. Without the actual ratios investors will not be able to adequately understand your analysis nor assess materiality of the change in your receivables. In the amended filing please disclose the ratio of receivables to sales for each period.

Response:

The Company respectfully advises the Staff that we believe this disclosure is not material to our MD&A and therefore request that we include this disclosure in our future filings only.

Liquidity and Capital Resources, page 41

3.	As previously requested in comment 13 from our letter dated January 15, 2013, in the amended filings please quantify your expected sources and uses of cash for the succeeding 12 months. Please specifically address the trend of decreasing operating cash flows and the expected impact on your ability to meet your 2013 financial obligations. Disclose also how much additional debt you can incur without violating any of your debt covenants. Further, please tell us how much cash you borrowed between December 15, 2012 and December 31, 2012. Tell us also how much debt you repaid between January 1 2013 and January 15, 2013. We may have further comment.

Response:

The Company respectfully advises the Staff as follows:

According to our 2013 business plan, the total cash inflow for the whole year will be approximately RMB 3.04 billion (US$489 million) and total cash outflow will be approximately RMB 2.61 billion (US$420 million) with a net cash inflow of approximately RMB 429 million (US$69 million). The cash inflow includes cash generated from sales and financing from banks and fund companies. Despite the trend of decreasing operating cash flows, we expect the operating cash flow of the Company will improve during 2013 with the sale of more Puhua project units and Park Plaza units and with the commencement of our Golden Bay project. Under the plan, the Company expects to incur new borrowings amounting to RMB 1.4 billion while repaying RMB 0.4 billion in loans. The plan was made at the beginning of the year and is adjusted throughout the year according to actual performance results. We can confirm that additional borrowings will not violate any of our debt covenants.

Between December 15, 2012 and December 31, 2012, the only additional funds the Company borrowed came from a $7.76 million loan from LUSO International Bank, which was guaranteed by RMB 50 million restricted cash, to repay convertible debts. On January 15, 2013, the Company repaid a RMB 15 million ($2.4 million) development loan for the Puhua project to Bank of Beijing.

We have concluded that there are no material misstatements or material omissions in this disclosure and therefore request that we include this disclosure in our future filings only.

Consolidated Statements of Cash Flows, page 49

4.	We have read your response to comment 4 from our letter dated March 8, 2013. You state that you are unable to classify the interest portion of payments made to Prax as an operating activity because you are unable to separate the interest portion from principle payments. Please note that the interest portion is the amount accrued as interest cost each period. See the guidance in ASC 480-10-55-14 and please revise the Statements of Cash Flows. See also the disclosures required by ASC 250-10-50-7.

Response:

The Company respectfully advises the Staff as follows:

The accretion interest calculated and accrued was recorded on the Company’s book each period for accounting purposes. This is a non cash item and is excluded from the consolidated statements of cash flow. The amendment never distinguished the principal and interest portions within the repayments. In particular, the amendment did not address whether the repayment was for principal first or interest first because it is a structured repayment and, since the two amounts cannot be separated, the Company believes the cash outflows should all be classified as financing activities.

5.	Please revise your financial statement footnote disclosures to include the debt maturity table required by ASC 470-10-50-1. If all of your debt is due within one year then that fact should be clearly disclosed.

Response:

The Company respectfully advises the Staff that the Company acknowledges this disclosure deficiency. However, the Company does not believe the omission of this specific table is material to our financial statements as all the detailed due dates of the Company’s loans were properly disclosed. As such, a debt maturity table can readily constructed by a reader. At the same time, however, we agree that a table will be beneficial and request that we include this disclosure in our future filings only.

Note 8 — Intangible Assets, page 62

6.	As previously requested in comment 1 from our letter dated March 8, 2013, in the amended filing please clarify and quantify the material components of the work in process and/or completed pursuant to the Exclusive Right Agreement. Please also address the reasons why any work included in the Exclusive Right Agreement has not begun and your expectation of when such work may start.

Response:

The Company respectfully requests the Staff that we include disclosure like the following in our future filings only:

The work included in the Exclusive Right Agreement is only a general guideline on the terms of cooperation between the local government and the Company. The actual work to be performed by the Company on behalf of the local government is determined on a case-by-case basis. The Company does not have control over the timing or scope of future projects to be engaged in by the local government and does not know the details of such projects until the local government approaches us regarding such projects. Thus far, we have only been engaged by the local government to construct the two rubber dams. Currently, the Company does not have any other ongoing projects engaged by the Baqiao local government. Going forward, the Company will include the status of the projects engaged by the local government, if any; the reasons why work under such engagements has not begun, if applicable; and our expectation as to when such work may start, to the extent such information is available.

We are not filing an amendment at this time as we have concluded that there are no material misstatements or material omissions with respect to this subject.

7.	As previously requested in comment 2 from our letter dated March 8, 2013, please expand your MD&A critical accounting policy disclosure in the amended filing to quantify the material assumptions supporting your amortization policy for your development right intangible asset. Specifically address the fact that a substantial portion of the 487 acres are not expected to be fully developed until after the 2016 contract expiration date. For each period presented, quantify the numerator and denominator profit assumptions that support the amortization expense recognized in each period including those periods where the expense was zero so investors can understand why no amortization was recognized. See Section 501.14 of the Financial Reporting Codification.

Response:

The Company respectfully requests that we will include this detailed accounting policy in our future filings only and we will, in such filings also address the fact that a substantial portion of the 487 acres are not expected to be fully developed until after the 2016 contract expiration date.

We are not filing an amendment at this time as we have concluded that there are no material misstatements or material omissions with respect to this subject.

8.	As previously requested in comment 12 from our letter dated January 15, 2013, please disclose in the amended filing the business purpose for your restricted cash arrangements. Specifically explain in the filing the facts and circumstances that cause the banks to impose the restrictions described as “the second type of restricted cash” on page 54.

Response:

The Company respectfully requests that we will include disclosure like the following in our future filings only:

The $35.6 million of restricted cash corresponding to a $30 million JP Morgan loan and the $31.8 million of restricted cash corresponding to a $31 million Bank of China loan are the same in nature. These borrowings were incurred in Hong Kong to repay the mandatorily redeemable preferred shares of PRAX. However, the majority of our cash resided in mainland China and wiring funds from mainland China to Hong Kong is subject to foreign exchange restrictions imposed by the PRC government. In order for us to repay our Hong Kong and overseas counterparties, we had to utilize the special lending facilities provided by major PRC banks and foreign financial institutions (i.e., JP Morgan and Bank of China) to allow us to borrow outside of mainland China using cash we have in mainland China as guarantees.

The $16 million of restricted cash at Bank of Beijing are funds that were provided by the bank via the corresponding loan agreement and were deposited in the Company’s bank account. The spending of the funds from this account has to be related to specific project construction and has to be approved by the bank. As such, we are required to record such funds as restricted cash. The arrangement is different from a line of credit facility offered by financial institutions where the loan can be drawn at different times and the funds can be used for any purpose.

We are not filing an amendment at this time we have concluded that there are no material misstatements or material omissions with respect to this subject.

Note 14 – Mandatorily redeemable non-controlling interests in Subsidiaries, page 66

9.	We have read your response to comment 3 from our letter dated March 8, 2013. You state that since you started expenditures and activities even before the project land use right was obtained and you have continuously developed all phases of the Puhua project, the interest capitalization period began as soon as borrowing occurred and interest was incurred. Based on your disclosure on page 15, Phase One of Four is complete so please tell us whether you have stopped capitalizing interest related to Phase One. If not, please explain how you continue to meet the conditions of ASC 835-20-25-3.

Response:

The Company respectfully advises the Staff that we stopped capitalizing interest related to Puhua Phase One as soon as it was completed during the 4th quarter of 2012. No interest was capitalized for Puhua Phase One after the period in which it was completed.

10.	We have read your response dated April 25, 2013 to our prior comment number 5 and are unable to conclude that your application of a 45% discount rate conforms to the relevant accounting guidance. Your fact pattern is consistent with the example cited in ASC 480-10-55-14 given that the stock redemption terms negotiated in the May 2010 Amended Shareholders’ Agreement with Prax constitute a physically settled forward purchase contract under which you were obligated to pay a fixed $89 million forward contract price in three equivalent payments over a 31 month period. The $89 million forward price is assumed to be the market price given that no cash consideration was exchanged at inception of the Amended Agreement. We understand that Prax maintained custody of the shares until payment was received and continued to exercise all of the rights attached to those shares until each payment was made, at which time a pro rata portion of the shares was surrendered. In estimating the fair value (present value) of the liability at inception, ASC 820-10-35-16C requires that, “In all instances, the reporting entity shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs.” ASC 820-10-55-57, consistent with ASC 835-30-25-12, specifically identifies the entity’s borrowing rate as an observable input when calculating the present value of a liability. As previously observed, your 2009 10-K reports that you negotiated a 10% interest rate on guarantee obligations payable to Prax and that you incurred a 6.6% average interest rate on secured borrowings. Your March 31, 2010 10-Q reports that you borrowed $30 million in the quarter with rates ranging from prime to 10%. There are no objectively reliable observable inputs that support the 45% discount rate or the resulting conclusion that Prax would have agreed to sell their stock for a $43 million payment at contract inception. Moreover, the credit enhancements included in the stock redemption terms support a downward adjustment to these rates because they are observable inputs which must be considered pursuant to ASC 820-10-35-18. As previously noted, the fact that Prax is not required to surrender any assets until they have cash-in-hand creates a significantly lower degree of credit risk for a market participant than transactions like your contemporaneous borrowing arrangements where the counter-party absorbs the risk that their loans to you will not be repaid. So, it continues to appear that a discount rate approximating the risk-free rate is the appropriate measure to use in recognizing the fair value of the liability. This conclusion is consistent with accepted valuation models for forward contracts including the guidance in the Derivatives and Hedging Training Manual published by the FASB. It appears that the incremental impact of using a 45% rate has enabled you to overstate your total assets and equity by approximately $40 million, which is 28% of your December 31, 2012 total equity. Please revise your accounting for this transaction.

Response:

The Company respectfully advises the Staff as follows:

The Company believes that to respond appropriately to your comment requires us to address the comment in two parts: the treatment of the stock redemption as a physically settled forward purchase contract and the appropriate discount rate to apply to determine the fair value of the obligation at the time of the agreement.

The Redemption Agreement is Not a Forward Contract

While the fact pattern may appear to be consistent with the example cited in ASC 480-10-55-14 and with other references to physical settlement of forward purchase contracts in the accounting literature, it is our conclusion that the fact pattern is markedly different for the reasons provided below. We believe these differences require that the obligation in the Redemption Agreement be analyzed on the basis of its own facts and not by analogy to that example in ASC-480-10-55-14 or commodities, foreign currency or financial forward contracts described in the segment of the Derivative and Hedging Training Manual. They all describe a contract in which the issuer has an absolute obligation to complete the contract and the terms and time of payment are consistent throughout the period of the contract and the value of collateral released is proportionate with each payment as Comment 10 suggests.

But this was not the case with the Redemption Agreement. The redemption obligation differs in a number of important respects:

•	The Registrant (China Housing & Land Development, Inc.) was not an Obligor or Guarantor of the redemption payments. Success Hill, the holding entity for investment (and the entity in which PRAX held its investment), was an Obligor for the redemption payments. The only Obligor other than the joint venture itself (Success Hill) was a subsidiary of China Housing (Manstate Assets Management, Limited) which simply held China Housing’s investment and was itself incapable financially of making the payment. This is a standard structure for real estate projects in any country.

•	Puhua Project (the entity formed to build and operate the project) had no cash with which to make the payments. Such cash as it held was committed to the construction of the project. The possibility of its ability to pay in the future depended entirely upon its ability to complete construction and obtain sufficient excess proceeds from profits from presale contracts or post-construction sale contracts of condominiums to permit it to make the payments.

•	Success Hill had no borrowing capacity.

•	The assets of Success Hill (its ownership in Puhua Project) were subject to collateral arrangements with the banks lending money for the construction of the project.

•	At the time that the Redemption Agreement was entered, Puhua Project had presale contracts which were subject to financing arrangements of the buyers and limitations on the use of proceeds, and only profit from the presale purchases would, in fact, became available to make the payments to PRAX, and these were not determinable at May 2010 because the Project was at such an early stage of development.

•	The ”collateral” which PRAX retained – that is, its preferred stock interest in Success Hill was in fact not released in amounts proportionate to the payments it received. Unlike the usual forward contract, the amounts of the payment and of the collateral released on payment were not equal to each other. The amount of each of the first two payments was approximately 35% of the total obligation but PRAX only released 25% of its collateral position in each case. PRAX retained the other 50% of its position as well as all of its approval rights against payment of the last 30%.

•	At the time the Redemption Agreement was entered, the Puhua Project (that is, Success Hill) was still highly speculative. Only Phase 1 was under construction and it was only complete to a very limited extent.

Therefore, the risk to each of PRAX and the Company consequently remained high. In fact, the Company could have walked away from the obligation to PRAX and, PRAX could have found itself with only a limited ownership right in an incomplete real estate project.

These risks were intensified by the conditions of the real estate market in China in 2010. These risks included the fact that the government of the China was beginning to place restrictions on available mortgage financing and limitations on multiple ownerships of properties of the kind being produced at the Puhua Project. The result was that, in May 2010 both parties were entering into an arrangement for the termination of their relationship based upon a project which was still of uncertain value. PRAX’s reason for undertaking the transaction was to realize an even better internal rate of return if the payments were made than would have been available to it under a completed project, and in a shorter period of time. The Company was willing for Success Hill to undertake this buyout arrangement in order to eliminate the approval rights which PRAX maintained under both the original agreement and the Redemption Agreement with respect to many of the operational decisions regarding Success Hill, but the staged payments also allowed the Company to assess its risk exposure on the occasion of each of the three particular payments. The redemption obligation of PRAX, while cast-like the original investment - as an equity position was in reality a high risk debt obligation secured only by the rights attached to their 25% equity position in a speculative real estate project still in its earliest stage of development.

As a result of all of this, the Company has concluded that the accounting guidance applied with respect to physically settled forward purchase contracts, even like the example in ASC 480-10-55-14 which assumes a more concrete set of facts than those in the case of the Redemption Agreement is not applicable to the redemption arrangement with PRAX and that this arrangement must be analyzed on its own facts with reference to the other sources of accounting guidance.

Factors considered in reaching the discount rate.

The 45% discount rate which the Company applied to the redemption obligation in order to derive its fair value is the same internal rate of return that PRAX demanded for its acceptance of the Redemption Agreement. In determining that that rate was also an appropriate rate to use in determining the fair value of the obligation, the Company considered all of the elements of the agreement described above and, in addition, a number of other inputs and the available accounting guidance, most of which have been identified in some of the previous responses to comments but are also presented here in order to provide a complete view of the Company's thinking because in doing so, we have followed ASC 820-10-35-16C and maximized the use of observable inputs and minimized unobservable inputs.

•	The Company has determined that the risk-free rate is not an appropriate input. As described above, the elements of the Redemption Agreement are not consistent with those of a forward contract and the inherent risks in the transactions for both the Obligor (and by derivation the Company) and for PRAX recommended a higher risk profile. The subject matter was not analogous to a Commodity, currency or stock with a reality ascertainable without value. Simply put, Success Hill had no risk-free rate and the redemption arrangement was not risk-free for any of the participant.

•	The relevant observable inputs include the rate on a relatively small construction loan fully collateralized for the Puhua project of roughly 6.5% by all the assets of the project (roughly double the amount of the loan) (ASC 820-10-55-57 and ASC 835-30-25-12). Other observable inputs are the experience of the Company through its various subsidiaries in obtaining construction financing for early stages of projects as well as experience in the industry generally. As we have outlined previously, in 2010 the rates for land-use financing, when it was available, were in the range of 20% (plus or minus 1% or 2%) and remain so today. Construction financing was available at roughly 9% and in every case was on a fully-collateralized basis against hard assets - the projects themselves. This input must be contrasted to the Redemption Agreement in which the only collateral held by PRAX was its equity interest essentially as a 25% interest in a project which was still speculative in nature and under construction and complete only to a very limited percentage of the first of four phases. In addition, the Company had no obligation to PRAX on the redemption.

•	The Company could not have used its cash available at the time of the Redemption Agreement (May 2010) because of the constraints on its use of cash from its lenders. The cash for construction projects was required to be dedicated to those projects and its borrowings were at that time constrained so that cash was not available.

•	Success Hill had no borrowing capacity of its own.

•	Puhua Project had borrowing capacity only for the Project.

•	The Company's own borrowing rates had been in the 10% to 18% range on a collateralized basis against hard assets. Although not in place at the time of the Redemption Agreement, indeed the borrowings which the Company (not Success Hill or Puhua Project) did undertake to make the redemption payments while at a low interest rate had to be fully-collateralized by restricted cash located in China.

•	The only credit enhancement for the obligation was the 25% equity position in Success Hill. The Puhua project was still in very early stage and there was no external reference point to value the credit enhancement. As described above, the stock represented a claim to an equity position in an entity all of whose assets were collateral for a four phase construction project of which only a small percent of the first phase was complete and one other phase had begun. Had PRAX ever needed to “exercise” its collateral position it would be because the project had failed. (ASC 820-10-35-18).

•	The circumstances of the negotiation itself provide another observable input. The original investment was debt financing in the form of equity, a structure necessitated by the inability of Puhua Project to export cash in payment of debt outside China to a foreign equity such as PRAX. PRAX was an equity investor not a commercial lender and demanded and received venture capital rates of a minimum return of 35% under a contract to which China Housing was a party. To surrender this position and enter into the Redemption Agreement to which China Housing was not a party and under which the redemption was not covered by China Housing’s guarantee, PRAX demanded and it received a 45% return - an input which was confirmed by PRAX in connection with the 2010 audit.

•	Consistent with the other accounting guidance the Company has considered that the loan from PRAX reflected in the redemption obligation had to be considered in the context of other similar financings (ASC 835-30-25-12 and 820-10-55-8). Also, as we have stated in previous submissions, this kind of financing is difficult to obtain in China. When it is available it comes at the rates in the original agreement and then was available only because of the desirability of the location as to which the Company had previously obtained the option on land use rights. The original agreement included a minimum return of 35% plus a continuing profit interest. The redemption obligation accelerated the return but included the risk that the project would not produce sufficient cash flow to pay off the obligation and that PRAX might hold a minority profits interest in an incomplete project which might never be completed. In those circumstances, the Company believes that the market - were there one available - would have demanded the discount on the obligation reflected in the 45% rate.

Conclusion

•	Therefore, both because of the observable inputs and with minimum attention to unobservable inputs, given the high-risk profile of the redemption payments in the context of the risk profile of the Puhua Project itself at the time of the Redemption Agreement, the Company continues to conclude that the 45% discount rate is appropriate in determining the fair value of the redemption obligation of May 2010.

11.	We remind you that when you file your amended 2012 Form 10-K and Forms 10-Q, you should appropriately consider the following:

•	any explanatory paragraph in a reissued audit opinion;

•	a full update to all affected portions of the document, including MD&A;

•	updated Item 9A. disclosures should include the following:

▪	a discussion of any restatement and the facts and circumstances surrounding it,

▪	how any restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures, changes to internal controls over financial reporting, and anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature with reference to Items 307 and 308(c) of Regulation S-K;

•	include updated certifications.

Response:

The Company respectfully advises the Staff that the Company is not filing amended 2012 Form 10-K and Forms 10-Q at this time as we have indicated in our responses to Comments 1 through 10. Amended 2012 Form 10-K and Forms 10-Q will be filed should it be determined that amendments are necessary.

12.	Please file an Item 4.02 Form 8-K to report that your previously issued financial statements should no longer be relied upon because of an error. Refer to Item 4.02 of Form 8-K for the required disclosures and guidance.

Response:

The Company respectfully advises the Staff that the Company is not filing an Item 4.02 Form 8-K at this it has not been determined that there are material misstatements or material omissions. An Item 4.02 Form 8-K will be filed should it be determined that accounting treatments have been in error and that previously issued financial statements can no longer be relied upon.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com and, in the case of our response to Comment 10, to Thomas Wardell, McKenna Long & Aldridge LLP, 303 Peachtree Street, Suite 5300, Atlanta, GA 30308; Telephone: 404-527-4990.

Sincerely, Xiaohong Feng Chief Executive Officer